Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Twelve Months Ended December 31,
	2004	2003	2002	2001	2000
Earnings
Net Income	518	$591	$605	$649	$570
Preferred Stock Dividend	11	11	13	14	14
Cumulative Effect of Changes in Accounting Principles	-	-	-	-	-
(Income) or Loss from Equity Investees	-	-	1	-	-
Minority Interest Loss	-	-	-	-	-
Income Tax	278	367	342	427	290

Pre-Tax Income from Continuing Operations	$807	$969	$961	$1,090	$874

Add: Fixed Charges*	387	409	408	410	392
Add: Amortization of Capitalized Interest	-	-	-	-	-
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Preferred Stock Dividend Requirement	-	-	-	-	-

Earnings	$1,194	$1,378	$1,369	$1,500	$1,266

* Fixed Charges
Interest on Long-term Debt	$317	$333	$333	$347	$319
Amortization of Debt Discount, Premium and Expense	15	13	12	13	13
Interest Capitalized	-	-	-	-	-
Other Interest	34	42	51	32	43
Interest Component of Rentals	21	21	12	18	17
Preferred Stock Dividend Requirement	-	-	-	-	-

Fixed Charges	$387	$409	$408	$410	$392

Ratio of Earnings to Fixed Charges	3.1	3.4	3.4	3.7	3.2